Exhibit 99.1

FIRST AMENDMENT TO
RAINMAKER SYSTEMS, INC.
2012 INDUCEMENT EQUITY INCENTIVE PLAN
Rainmaker Systems, Inc., a Delaware corporation (the “Company”), upon authority given by the Compensation Committee of the Board of Directors, hereby amends (this “Amendment”) the Rainmaker Systems, Inc. 2012 Inducement Equity Incentive Plan dated December 21, 2012 (the “Plan”) as follows:
1.Amendment Increasing Share Reserve. Article I, Section V.A. of the Plan is amended to increase the number of shares of Common Stock reserved for issuance over the term of the Plan by 375,000 shares; accordingly, the number “1,250,000” in such Section shall be deleted and replaced with the number “1,625,000”.
2.Effective Date of Amendment. This Amendment is effective as of the date hereof.
3.No Other Amendments. Except as amended herein, all terms and conditions of the Plan remain unmodified and in full force and effect.
4.Incorporation by Reference. This Amendment is incorporated by reference into the Plan and becomes a part of and subject to all terms and conditions of the Plan.
5.Definitions. Any capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to them in the Plan.
6.Inclusion in Company's Books and Records. The Company's officers are directed to keep a copy of this Amendment together with the Plan and file the same in the Company's books and records.
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This Amendment was approved by the Compensation Committee of the Board of Directors of the Company pursuant to that certain Consent in lieu of Meeting of the Compensation Committee of the Board of Directors dated February 12, 2013, in accordance with Article Four, Section III of the Plan.